

13001002

No Act

P.E. 1/30/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





DIVISION OF
CORPORATION FINANCE

March 25, 2013

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-25-13

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

Dear Mr. Reitz:

This is in response to your letter dated January 30, 2013 concerning the shareholder proposal submitted to Caterpillar by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated March 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Keenan
AFSCME Employees Pension Plan
jkeenan@afscme.org

March 25, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

The proposal requests that the board report on Caterpillar's process for identifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Caterpillar's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

March 1, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan and co-filers; request by Caterpillar Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Caterpillar Inc. ("Caterpillar") a stockholder proposal (the "Proposal") asking Caterpillar to report to stockholders on Caterpillar's process for identifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain (referred to as a "human rights risk assessment"), addressing certain items, including the frequency of assessment, the methodology used to track and measure performance, and the nature and extent of its consultation with relevant stakeholders in connection with the assessment.

In a letter dated January 30, 2013 (the "No-Action Request"), Caterpillar stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of stockholders. Caterpillar urges that it may exclude the Proposal in reliance on Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal that will be included in Caterpillar's proxy materials. As discussed below, Caterpillar has not met its burden of showing that it is entitled to exclude the Proposal in reliance on that exclusion, and the Plan respectfully requests that Caterpillar's request for relief be denied.

The Proposal

The Proposal states:

"RESOLVED, that stockholders of Caterpillar Inc. ("Caterpillar") urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Caterpillar's process for identifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain (referred to herein as a 'human

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

rights risk assessment') addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making"

The Proposal Does Not Substantially Duplicate the Presbyterian Proposal Because the Proposal Focuses on Disclosure of a Risk Assessment Process, Without Seeking Any Substantive Changes to Caterpillar's Policies, While the Presbyterian Proposal Asks Caterpillar to Amend Its Human Rights Policies

Caterpillar argues that the Proposal substantially duplicates a proposal submitted by the Presbyterian Church (USA) (the "Presbyterian Proposal") that will be included in Caterpillar's proxy materials. The Presbyterian Proposal states:

"RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013."

In support of its argument that the Proposal substantially duplicates the Presbyterian Proposal, Caterpillar points to similarities between the supporting statements of the two proposals, including the fact that both address the risks created by human rights violations, both cite specific reasons to be concerned about human rights risk at Caterpillar, and both include a reporting element. (See No-Action Request, at 4) The Plan does not disagree that both the Proposal and the Presbyterian Proposal involve the general issue of human rights.

However, the actions the proposals ask Caterpillar to take—which Caterpillar does not discuss except to concede "minor differences" between the proposals—are substantially different. The Proposal seeks to provide stockholders with information regarding Caterpillar's human rights risk assessment process. The Proposal does not ask Caterpillar to change its current activities; it merely asks Caterpillar to describe what it does in a report to stockholders. The Proposal asks Caterpillar to disclose the human rights principles it uses to frame any human rights risk assessment it currently conducts, but does not request any changes to those principles. The Plan disagrees with Caterpillar's characterization of the Proposal's purpose as "encourage[ing] the Company to ensure that its practices properly take into account and comport with international human rights standards." (No-Action Request, at 4) The Proposal contains no language suggesting changes to Caterpillar's policies, and its supporting statement only addresses the benefits of a robust human rights risk assessment process.

The Presbyterian Proposal does not concern itself with Caterpillar's current risk assessment process,[1] nor is it confined to seeking disclosure of that current process. Instead, the Presbyterian Proposal aims to change the substance of Caterpillar's human rights policies. The Presbyterian Proposal's resolved clause asks the board to "amend" Caterpillar's policies "to conform more fully with international human rights and humanitarian standards." The resolved clause further urges specifically that Caterpillar's policies should be extended to apply to franchisees, licensees, and agents that market, distribute or sell Caterpillar's products. The disclosure requested in the Presbyterian Proposal is incidental to its core purpose of requiring changes to Caterpillar's substantive policies, and disclosure is only a minor focus of the Presbyterian Proposal.

Unlike the Proposal, both of the proposals in the Cooper Industries, Ltd. determination cited by Caterpillar (Jan. 17, 2006) asked the company to make changes to its human rights policies. Although the specific nature of the changes differed somewhat—one focused specifically on a set of United Nations Norms, while the other did not—the principal thrust of both proposals was amendment of Cooper Industries human rights policies. Here, only the Presbyterian proposal seeks substantive policy change, while the Proposal requests only disclosure of Caterpillar's human rights risk assessment process.

For these reasons, the Proposal does not substantially duplicate the earlier-received Presbyterian Proposal. Accordingly, the Plan respectfully asks that Caterpillar's request to exclude the Proposal in reliance on Rule 14a08(i)(11) be denied.

The Plan appreciates the opportunity to be of assistance in this matter. If you have any questions, or need additional information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Christopher M. Reitz
Corporate Secretary, Caterpillar Inc.

[1] Although the Presbyterian Proposal's supporting statement does mention the risks associated with human rights violations, the method it suggests for reducing such risks is amending Caterpillar's human rights policies, not conducting a human rights risk assessment or disclosing the risk assessment process to stockholders.



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 30, 2013

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by AFSCME Employees Pension Plan

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "AFSCME Proposal") and statement in support thereof received from AFSCME Employees Pension Plan (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 22, 2013. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the AFSCME Proposal from its 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11) for the reasons set forth below.[1]

[1] The Company is submitting a separate letter requesting that the Staff permit exclusion of another later-received proposal that also substantially duplicates the Prior Proposal (as defined below).

THE AFSCME PROPOSAL

The AFSCME Proposal includes the following language:

"RESOLVED, that stockholders of Caterpillar Inc. ("Caterpillar") urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Caterpillar's process for indentifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available on Caterpillar's website no later than October 31, 2013."

A copy of the AFSCME Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence with the Proponent regarding the AFSCME Proposal is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the AFSCME Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the AFSCME Proposal substantially duplicates another proposal previously submitted to the Company by the Presbyterian Church (USA) (the "Prior Proposal") that the Company intends to include in its 2013 Proxy Materials.[2] A copy of the Prior Proposal is attached to this letter as Exhibit C.

ANALYSIS

The AFSCME Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The test applied under Rule 14a-8(i)(11) for

[2] The Company also received submissions from the following proponents with proposals identical to the Prior Proposal: the Benedictine Sisters of Virginia; the Convent Academy of the Incarnate Word; the Congregation of Divine Providence; the Sisters of Providence; the Benedictine Sisters of Boerne, Texas; and the Sisters of St. Francis of Philadelphia. Each indicated that the proponent intended to co-file with the Presbyterian Church (USA) and have the proposals be treated as one.

determining whether a proposal substantially duplicates an earlier received proposal is whether the proposals present the same core issues, "principal thrust" or "principal focus." *See The Proctor & Gamble Co.* (July 21, 2009); *Pacific Gas & Electric Co.* (February 1, 1993). Importantly, proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Rather, Staff precedent indicates that proposals with the same "principal thrust" or "principal focus" are substantially duplicative despite differences in the specific terms used or breadth of the proposals and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (February 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (March 23, 2009) (concurring in the exclusion of a proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" as substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions"). This holds true even when the scope of each proposal varies, including when the scope of the previously received proposal is narrower in scope than the subsequently received proposal. In *Abbott Laboratories* (February 4, 2004), for example, the Staff permitted exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives because it substantially duplicated an earlier proposal requesting only that the board of directors adopt a policy prohibiting future stock option grants to senior executives.

Particularly instructive is the Staff's decision in *Cooper Industries, Ltd.* (January 17, 2006[3]). Cooper Industries had previously received a proposal requesting that the company "commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights." It later received a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional polices and to report its findings." In that case, the resolution statements of the two proposals had differing scopes: one touched upon human rights issues with reference to specific standards set forth by the U.N., and the other asked the company to look at human rights issues in a more general way. The proposals, in parts, also asked the company to take differing actions with respect to human rights issues: one asked for implementation of a policy, and the other asked for a review of current policies followed by a report. Nevertheless, the Staff determined that the two proposals were substantially duplicative and permitted exclusion of the later received proposal. *See id.* The Prior Proposal and the AFSCME Proposal stand on very similar ground.

The Prior Proposal was sent by overnight delivery, postmarked December 14, 2012, and was received by the Company on December 17, 2012. The AFSCME Proposal was sent and received by facsimile on December 20, 2012. The Prior Proposal includes the following:

> "Resolved: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013."

Like the two proposals in *Cooper Industries*, the Prior Proposal and the AFSCME Proposal are substantially duplicative of one another in that they both deal with a review of the Company's policies and practices surrounding human rights issues and the related risks. This shared principal thrust and

[3] The Staff response is dated January 17, 2005 but was in fact published in January 2006.

focus is evidenced by the following comparison of the resolutions and supporting statements of each proposal:

- Both proposals address the business, legal and reputational risks related to human rights violations when a company has operations or sales overseas.
- Both proposals cite specific areas of the world where the Company does business in which human rights concerns have been raised, including China, Myanmar, and Israel.
- Both proposals involve the way that the Company reviews and amends it policies and practices in light of human rights concerns.
- Both proposals specifically refer to human rights standards established by the United Nations as a guideline or framework for the action sought.
- Both proposals request a summary or report to the shareholders regarding the actions requested.
- Each proposal indicates that, were the proposal implemented, it could have a beneficial effect on the practices of the Company's subsidiaries, dealers, agents and other affiliates in countries where human rights concerns have been raised.

There are, of course, minor differences between the language used and the specific framework of the Prior Proposal and the AFSCME Proposal, but we think it clear that both share the same "principal thrust" and "principal focus." As in *Cooper Industries*, the Prior Proposal and the AFSCME Proposal both seek to encourage the Company to ensure that its practices properly take into account and comport with international human rights standards. In fact, these two proposals are more similar than proposals that the Staff has previously found to be substantially duplicative. For example, in *Chevron Corp.*, cited above, one proposal asked for a report on a very specific topic, that is, the effects of oil sands operations in Canadian boreal forests. The other asked Chevron to adopt goals "for reducing total greenhouse gas emissions from the Company's products and operations." Yet the Staff determined that they raised concerns about the "possibility of shareholders having to consider two or more substantially identical proposals." This concern is just as true, if not more so, in the present scenario. By focusing on the overseas practices and policies of the Company and its affiliates with respect to human rights concerns, the Prior Proposal and AFSCME Proposal address substantially identical topics, and consequently, the Company believes that the AFSCME Proposal may be excluded from its proxy materials.

<u>CONCLUSION</u>

Based on the foregoing, I request your concurrence that the AFSCME Proposal may be omitted from Caterpillar's 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at (309) 494-6632.

Very truly yours,



Christopher M. Reitz

Attachments

Cc: Charles Jurgonis

2836207-2

RESOLVED, that stockholders of Caterpillar Inc. ("Caterpillar") urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Caterpillar's process for identifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available on Caterpillar's website no later than October 31, 2013.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage and project delays and disruptions, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Caterpillar's business exposes the company to significant human rights risks. Caterpillar maintains manufacturing facilities in numerous countries, including countries like China, Indonesia and Russia where human rights abuses by governmental authorities have occurred. (See 10-K filed on February 21, 2012, at 23) Caterpillar also acknowledges that "political and economic instability" in countries where it does business is a material risk. (Id. at 13) Political and economic instability can weaken the rule of law, promote sectarian conflict and increase the likelihood of human rights violations. Caterpillar does business through an independent dealer in Burma, whose government has committed numerous human rights abuses, including forced relocation and the use of forced labor, in connection with business projects. (See http://www.hrw.org/news/2012/05/15/usburma-don-t-lift-sanctions-too-soon))

Caterpillar has also come under fire for its investments in China. (See http://www.pjstar.com/news/x1923550543/Caterpillar-chair-talks-about-China)) A human rights assessment of Caterpillar's operations and supply chains in these countries could reveal serious existing risks to shareholder value, risks that could be ameliorated before they materialize.

In addition, a human rights assessment could change Caterpillar's current practices in ways protective of shareholder value. The use of Caterpillar bulldozers by the Israeli military to raze Palestinian housing, coupled with Caterpillar's failure to consider taking any steps to prevent this use, may have been an important factor in the divestment of Caterpillar shares by investors including the TIAA-CREF Social Choice fund and the Church of England. (See http://blogs.suntimes.com/backtalk/2012/07/divestment_campaign_celebrates.html and http://www.guardian.co.uk/uk/2006/feb/07/israelandthepalestinians.religion)

EXHIBIT B


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 20, 2012

To: Christopher M. Reitz, Corporate Secretary, Caterpillar Inc.
(309) 494-1467

From: Lisa Lindsley, Director, Capital Strategies, AFSCME
LLindsley@afscme.org
(202) 429-1275

Number of Pages to Follow: 5

Message: Attached please find a shareholder proposal from the AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 20, 2012

VIA OVERNIGHT MAIL and FAX (309) 494-1467
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629
Attention: Christopher M. Reitz, Corporate Secretary

Dear Mr. Reitz:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Caterpillar Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 4,744 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED, that stockholders of Caterpillar Inc. ("Caterpillar") urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Caterpillar's process for identifying and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available on Caterpillar's website no later than October 31, 2013.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage and project delays and disruptions, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Caterpillar's business exposes the company to significant human rights risks. Caterpillar maintains manufacturing facilities in numerous countries, including countries like China, Indonesia and Russia where human rights abuses by governmental authorities have occurred. (See 10-K filed on February 21, 2012, at 23) Caterpillar also acknowledges that "political and economic instability" in countries where it does business is a material risk. (Id. at 13) Political and economic instability can weaken the rule of law, promote sectarian conflict and increase the likelihood of human rights violations. Caterpillar does business through an independent dealer in Burma, whose government has committed numerous human rights abuses, including forced relocation and the use of forced labor, in connection with business projects. (See http://www.hrw.org/news/2012/05/15/usburma-don-t-lift-sanctions-too-soon))

Caterpillar has also come under fire for its investments in China. (See http://www.pjstar.com/news/x1923550543/Caterpillar-chair-talks-about-China)) A human rights assessment of Caterpillar's operations and supply chains in these countries could reveal serious existing risks to shareholder value, risks that could be ameliorated before they materialize.

In addition, a human rights assessment could change Caterpillar's current practices in ways protective of shareholder value. The use of Caterpillar bulldozers by the Israeli military to raze Palestinian housing, coupled with Caterpillar's failure to consider taking any steps to prevent this use, may have been an important factor in the divestment of Caterpillar shares by investors including the TIAA-CREF Social Choice fund and the Church of England. (See http://blogs.suntimes.com/backtalk/2012/07/divestment_campaign_celebrates.html and http://www.guardian.co.uk/uk/2006/feb/07/israelandthepalestinians.religion)


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 20, 2012

<u>VIA OVERNIGHT MAIL and FAX (309) 494-1467</u>
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629
Attention: Christopher M. Reitz, Corporate Secretary

Dear Mr. Reitz:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 20, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Caterpillar (cusip 149123101)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **4,744 shares of Caterpillar** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Caterpillar** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

FAX TO (309) 494-1467

TO: Mr. Christopher M. Reitz, Corporate Secretary

Caterpillar Corporation



FROM: Rev. William Somplatsky-Jarman (WS-J)

Presbyterian Church (U.S.A.)

(502) 569-5809 - phone

(502) 569-8963 - fax

RE: SHAREHOLDER PROPOSAL FOR 2013 ANNUAL MEETING

Per the instructions in the proxy statement, I am faxing this letter and shareholder proposal to you for consideration at the 2013 annual meeting. A hard copy will also be sent to you via overnight delivery.

Thank you.



PRESBYTERIAN MISSION AGENCY

COMPASSION, PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY AND FAX (309) 494-1467

December 14, 2012

Mr. Christopher M. Reitz, Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Dear Mr. Reitz:

I am writing on behalf of the Board of Pensions ("the Board") of the Presbyterian Church (USA), beneficial owner of 54 shares of Caterpillar, Inc. common stock. Verification of ownership will be forwarded shortly by our master custodian, BNY Mellon Asset Servicing.

The Presbyterian Church (USA) has long been concerned not only with the financial return on its investments, but also with the moral and ethical implications of its investments. We are especially concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end and consistent with SEC Regulation 14A-12, the Board hereby files the enclosed shareholder resolution and supporting statement for consideration and action at your 2013 Annual Meeting. In brief, the proposal requests Caterpillar to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013.

Consistent with SEC Regulation 14A-8, the Board of Pensions of the Presbyterian Church (USA) has held Caterpillar, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this co-filing letter. The Board will hold the SEC-required ownership position through the 2013 Annual Meeting, and will have the shares represented at the Annual Meeting.

We are committed to meaningful and constructive dialogue on the issues raised in the resolution, and we hope Caterpillar will respond positively to this resolution by accepting dialogue with the filers and co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact me at (502) 569-5809. I will gladly assist in canvassing the co-filers to secure a mutually agreeable date for the dialogue.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Human Rights

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8963
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.